SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               ALPHA MICROSYSTEMS
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    020903100
                                 (CUSIP Number)

                                Benjamin P. Giess
                         Hampshire Equity Partners, L.P.
                         520 Madison Avenue, 33rd Floor
                            New York, New York 10022
                                 (212) 453-1600

                                    Copy to:
                                James B. Carlson
                              Mayer, Brown & Platt
                                  1675 Broadway
                               New York, NY 10019
                                 (212) 506-2500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1999
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020903100

                                  SCHEDULE 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Hampshire Equity Partners II, L.P. (f/k/a ING Equity Partners II,
           L.P.)


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)[ ]
           GROUP*
                                                                        (b)|X|


3          SEC USE ONLY

4          SOURCE OF FUNDS*
           WC


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                    7       SOLE VOTING POWER
                  NUMBER OF                 8,907,874
                    SHARES
                 BENEFICIALLY       8       SHARED VOTING POWER
                   OWNED BY                 None
                     EACH
                  REPORTING         9       SOLE DISPOSITIVE POWER
                    PERSON                  8,907,874
                     WITH
                                    10      SHARED DISPOSITIVE POWER
                                            None


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON 8,907,874


12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                      [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           42.94%

14         TYPE OF REPORTING PERSON*
           PN

                                  SCHEDULE 13D

Company: Alpha Microsystems                              CUSIP Number: 020903100


Item 1.  Security and Company.

         ITEM 1 IS  HEREBY  AMENDED  AND  RESTATED  IN ITS  ENTIRETY  TO READ AS
FOLLOWS:

         This statement relates to the Common Stock, no par value (the "Common Stock"), of Alpha Microsystems, a California corporation (the "Company"), which has its principal executive offices at 2722 South Fairview Street, Santa Ana, California 92704.

         The original Schedule 13D (the "Original Schedule 13D") to which this Amendment relates was filed with the Securities and Exchange Commission on September 11, 1998. Amendment No. 1 to the original Schedule 13D ("13D Amendment No. 1") was filed on October 26, 1998.


Item 2.  Identity and Background.

         ITEM 2 IS  HEREBY  AMENDED  AND  RESTATED  IN ITS  ENTIRETY  TO READ AS
FOLLOWS:

                  (a) This statement is being filed on behalf of Hampshire Equity Partners II, L.P. (f/k/a ING Equity Partners II, L.P.), a Delaware limited partnership (hereinafter referred to as the "Investment Partnership"). The sole general partner of the Investment Partnership is Lexington Equity Partners II, L.P., a Delaware limited partnership (the "Lexington Partnership"). The sole general partner of the Lexington Partnership is Lexington Equity Partners II, Inc., a Delaware corporation (the "Lexington Corporation"). Tracey L. Rudd ("Rudd"), Olivier L. Trouveroy ("Trouveroy") and Gregory P. Flynn ("Flynn") are executive officers, directors and shareholders of the Lexington Corporation. Benjamin P. Giess ("Giess") and David H. Morse ("Morse") are executive officers of the Lexington Corporation. The Investment Partnership, the Lexington Partnership, the Lexington Corporation, Rudd, Flynn, Trouveroy, Giess and Morse sometimes are collectively referred to herein as the "Hampshire Persons."

                  (b) The principal business address of each of the Hampshire Persons is c/o Hampshire Equity Partners, 520 Madison Avenue, 33rd Floor, New York, New York 10022.

                  (c) The Investment Partnership, the Lexington Partnership and the Lexington Corporation are principally engaged in the financial service and investment business. Rudd, Trouveroy, Flynn, Giess and Morse are principally employed by the Hampshire Persons and affiliated entities.

Company: Alpha Microsystems                             CUSIP Number: 020903100



                  (d) During the last five years none of the Hampshire Persons has been convicted in a criminal proceeding required to be reported in accordance with Item 2(d) of Schedule 13D.

                  (e) During the last five years none of the Hampshire Persons has been a party to a civil proceeding required to be reported in accordance with Item 2(e) of Schedule 13D.

                  (f) Rudd, Trouveroy, Flynn, Giess and Morse are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         ITEM 3 IS  HEREBY  AMENDED  AND  RESTATED  IN ITS  ENTIRETY  TO READ AS
FOLLOWS:

         The source of funds for the Investment Partnership's acquisition was money held for investment by the Investment Partnership. The aggregate amount of funds used by the Investment Partnership in making the acquisition was $20,000,000.00, which amount includes the $8,000,000 paid by the Investment Partnership at the First Closing (as defined below), the $7,000,000 paid by the Investment Partnership at the Second Closing (as defined below) and the $5,000,000 paid by the Investment Partnership at the Third Closing (as defined below).


Item 4.  Purpose of Transaction.

         ITEM 4 IS HEREBY AMENDED AS FOLLOWS:

         On August 7, 1998, the Company and the Investment Partnership entered into a Securities Purchase Agreement (the "Purchase Agreement," a copy of which is attached to 13D Amendment No. 1 as Exhibit A thereto and incorporated by reference herein), whereby the Investment Partnership agreed, subject to the terms and conditions of the Purchase Agreement, to purchase up to $20,000,000 of the Company's redeemable, exchangeable preferred stock, voting preferred stock and warrants to purchase Common Stock (collectively, the "Purchasable Securities") in three separate tranches of $8,000,000, $7,000,000 and up to
$5,000,000. The Investment Partnership's acquisition of any Purchasable Securities under the Purchase Agreement is for investment purposes.

         On September 1, 1998, the first closing (the "First Closing") under the Purchase Agreement took place. At the First Closing, the Investment Partnership acquired for an aggregate purchase price of $8,000,000: (i) 8,000 shares of Class A Cumulative, Redeemable and Exchangeable Preferred Stock, no par value (the "Class A Preferred Stock"), (ii) one share

Company: Alpha Microsystems                              CUSIP Number: 020903100

of Voting  Preferred  Stock, no par value (the "Voting  Preferred  Stock"),  and
(iii) warrants (the "First Closing Warrants") to purchase a total of 2,181,448 shares of Common Stock (approximately 19.9% of the shares then outstanding) at an initial exercise price of $1.50 per share. The Original Schedule 13D was filed in connection with the First Closing.

         On October 19, 1998, following approval by the shareholders of the Company and the satisfaction of certain other terms and conditions of the Purchase Agreement, the second closing under the Purchase Agreement (the "Second Closing") took place. At the Second Closing, the Investment Partnership acquired for an aggregate purchase price of $7,000,000: (i) 7,000 shares of Class B Cumulative, Redeemable and Exchangeable Preferred Stock, no par value (the "Class B Preferred Stock"), and (ii) warrants (the "Second Closing Warrants") to purchase a total of 2,568,181 shares of Common Stock (approximately 14.5% of the shares currently outstanding) at an initial exercise price of $2.50 per share. 13D Amendment No. 1 was filed in connection with the Second Closing.

         In addition, at the Second Closing the aggregate number of shares of Common Stock purchasable pursuant to the First Closing Warrants increased from 2,181,448 to 3,276,645 (though in percentage terms, this represents a decrease from 19.9% to 18.5% of the shares outstanding) and the exercise price of the First Closing Warrants increased from $1.50 to $2.50 per share. Accordingly, the aggregate number of shares of Common Stock purchasable by the Investment Partnership pursuant to the First Closing Warrants and the Second Closing Warrants became 5,844,825 (assuming no anti-dilution adjustments), or approximately 33.0% of the outstanding shares of Common Stock on a fully-diluted, post-issuance basis.

         On January 22, 1999, the Investment Partnership and the Company entered into a Preferred Shareholder Agreement, pursuant to which the Investment Partnership agreed to exchange: (i) 8,000 shares of outstanding Class A Preferred Stock for 2,500 shares of Class A1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A1 Preferred Stock") and 5,500 shares of Class A2 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A2 Preferred Stock") and (ii) 7,000 shares of outstanding Class B Preferred Stock for 7,000 shares of Class B1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class B1 Preferred Stock").

         In February, 1999, the Company and the Investment Partnership executed Amendment No. 1 to the Purchase Agreement in order to authorize the issuance of Class C1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class C1 Preferred Stock"), rather than Class C Preferred Stock, at the Third Closing. On June 28, 1999, the Company and the Investment Partnership executed Amendment No. 2 to the Purchase Agreement in order to extend the date by which the Third Closing must occur from June 30, 1999 to June 30, 2000. Copies of Amendment No. 1 and Amendment No. 2 to the Purchase Agreement are attached hereto as Exhibit A and Exhibit B, respectively, and are incorporated by reference herein.

Company: Alpha Microsystems                              CUSIP Number: 020903100


         On November 18, 1999, following the execution of Amendment No. 3 to the Purchase Agreement (a copy of which is attached hereto as Exhibit C and is incorporated by reference herein) the third closing under the Purchase Agreement (the "Third Closing") took place. At the Third Closing, the Investment Partnership acquired for an aggregate purchase price of $5,000,000: (i) 5,000 shares of Class C1 Cumulative, Redeemable and Exchangeable Preferred Stock, no par value (the "Class C1 Preferred Stock"), and (ii) warrants (the "Third Closing Warrants") to purchase a total of 1,970,737 shares of Common Stock at an initial exercise price of $2.50 per share.

         In addition, at the Third Closing the aggregate number of shares of Common Stock purchasable pursuant to the First Closing Warrants increased from 3,276,645 to 3,837,746 and the aggregate number of shares of Common Stock purchasable pursuant to the Second Closing Warrants increased from 2,568,181 to 3,007,963, in each case pursuant to the existing terms of such Warrants.

         Accordingly, the First Closing Warrants, the Second Closing Warrants and the Third Closing Warrants now held by the Investment Partnership entitle it to purchase an aggregate of 8,816,446 shares of Common Stock (assuming no anti-dilution adjustments are required), or approximately 42.5% of the outstanding shares of Common Stock on a fully-diluted, post- issuance basis, at an exercise price of $2.50 per share.

         Benjamin P. Giess holds an Option to purchase 137,143 shares of Common Stock. The Option vests over time. Specifically, the Option was exercisable in respect of 45,714 shares of Common Stock as of October 15, 1998, was exercisable in respect of an additional 45,714 shares of Common Stock as of October 15, 1999, and will be exercisable in respect of the remaining 45,715 shares of Common Stock as of October 15, 2000, provided that Mr. Giess remains a director of the Company. Accordingly, the Option is currently exercisable with respect to 91,428 shares of Common Stock, which is 0.44% of the outstanding Common Stock. The Option was granted to Mr. Giess pursuant to his status as a non-employee director of the Company, a position for which he was designated by the Investment Partnership. Although the Option was granted directly to Mr. Giess, under the Agreement of Limited Partnership of the Investment Partnership he is prohibited from realizing any direct benefit from the Option and holds the Option for the benefit of the Investment Partnership. Mr. Giess disclaims beneficial ownership of all of the Common Stock underlying the Option.

         The Voting Preferred Stock owned by the Investment Partnership has the rights and preferences set forth in the Company's Certificate of Determination of Rights and Preferences of Class A Preferred Stock, Class B Preferred Stock,
Class C Preferred Stock and Voting Preferred Stock, which was filed with the Secretary of State of the State of California on August 25, 1998 (the "August 25, 1998 Certificate of Determination"). The August 25, 1998 Certificate of Determination is incorporated herein by reference to Exhibit B of 13D Amendment No. 1.

Company: Alpha Microsystems                              CUSIP Number: 020903100



The Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock and Class C1 Preferred Stock owned by the Investment Partnership contain similar rights and preferences which are set forth in the Company's Certificate of Determination of Rights and Preferences of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock, which was filed with the Secretary of State of the State of California on February 22, 1999 (the "February 22, 1999 Certificate of Determination"). A copy of the February 22, 1999 Certificate of Determination is attached hereto as Exhibit D, and is incorporated by reference herein.

         The terms of the Voting Preferred Stock entitle holders of such Voting Preferred Stock to vote together with the holders of the Common Stock on all matters submitted to the Company's shareholders for consideration, and to cast an aggregate number of votes equal to the number of shares of Common Stock issuable upon exercise of the then unexercised portion of the Warrants held by such holder of Voting Preferred Stock. The Voting Preferred Stock is not entitled to dividends, and in the event of a liquidation of the Company, a holder thereof is entitled to be paid the original cost of the Voting Preferred Stock ($100) before payment is made upon any shares of any other class of capital stock of the Company other than Redeemable Preferred Stock.

         As of the First Closing, the Company expanded its Board of Directors (the "Board") from five to six members and, pursuant to the terms of the Purchase Agreement, the Investment Partnership designated, and the Company appointed, Benjamin P. Giess and Carlos De Mattos to the Board. As of the Second Closing, the Board was further expanded to seven members and, pursuant to the terms of the Purchase Agreement, the Investment Partnership designated, and the Company appointed, Sam Yau to the Board.

         The First Closing Warrants and the Second Closing Warrants expire on September 1, 2008. The Third Closing Warrants expire on November 18, 2009. In addition, the First Closing Warrants, the Second Closing Warrants and the Third Closing Warrants are subject to certain adjustments, including adjustments for payments of dividends or distributions and adjustments for certain dilutive issuances of Common Stock and convertible securities. The First Closing
Warrants, the Second Closing Warrants and the Third Closing Warrants contain provisions providing for an optional cashless exercise and certain anti-dilution provisions which could increase the number of shares of Common Stock purchasable upon exercise of such Warrants in the event of certain future dilutive issuances of Common Stock or convertible securities. Other adjustments are applicable in the event of certain dividends, stock splits, mergers or reclassifications. The First Closing Warrants, the Second Closing Warrants, and the Third Closing Warrants are substantially in the form attached to 13D Amendment No. 1 as Exhibit C thereto and incorporated by reference herein.

         The  acquisition  of the  Company's  securities  has  been  made by the
Investment   Partnership  for  investment  purposes.   Although  the  Investment
Partnership has no present

Company: Alpha Microsystems                              CUSIP Number: 020903100


intention to do so, the Investment Partnership may, in addition to those purchases contemplated above, make purchases of the Company's securities either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, the Investment Partnership may decide to sell all or part of its holdings of the Class A1 Preferred Stock, Class A2 Preferred Stock the Class B1 Preferred Stock, Class C1 Preferred Stock, the Voting Preferred Stock and the Warrants in one or more public or private transactions.

         Except as set forth in this Item 4, the Investment Partnership has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Investment Partnership reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the NASDAQ National Market or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.


Item 5.  Interest in Securities of the Company.

         ITEM 5 IS  HEREBY  AMENDED  AND  RESTATED  IN ITS  ENTIRETY  TO READ AS
FOLLOWS:

         The Investment Partnership is deemed to be the beneficial owner of 8,907,874 shares of the Company's Common Stock. The Investment Partnership's deemed beneficial ownership represents approximately 42.94% of the Company's outstanding Common Stock. Except as set forth in Item 4, the Investment Partnership has sole voting power and dispositive power with respect to its shares of Common Stock. The Investment Partnership is the record holder of $20,000,000.00 in aggregate principal amount of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Voting Preferred Stock and Restated Series A, Restated Series B, Series C, Series D, Series E and Series F Warrants of the Company and is the beneficial owner of an Option to acquire an additional 91,428 shares that was granted to Benjamin P. Giess.

         Except as reported in this Statement, the Investment Partnership has not effected any transactions in regard to the Common Stock during the past sixty days. No person other than the Investment Partnership has the right to receive or the power to direct the receipt of (i) dividends from the Class A1, Class A2, Class B1 or Class C1 Preferred Stock or the proceeds from the sale of the Class A1, Class A2, Class B1 or Class C1 Preferred Stock owned beneficially by the Investment Partnership, (ii) proceeds from the sale of the Warrants owned beneficially by the

Company: Alpha Microsystems                              CUSIP Number: 020903100



Investment Partnership or (iii) proceeds from the sale of the Common Stock following the exercise of the Warrants or the Option.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         ITEM 6 HAS NOT BEEN AMENDED BUT IS HEREBY RESTATED IN ITS
ENTIRETY:

         Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         The Purchase Agreement provides that the Investment Partnership shall have access to the records of the Company and that the Company shall furnish its financial reports to the Investment Partnership. The Company covenants that it shall, among other things, pay its taxes, preserve its corporate existence, and maintain and preserve its properties.

         Pursuant to the Purchase Agreement, so long as the Investment Partnership holds Common Stock Equivalents (as defined in the Purchase Agreement) representing at least 10% of the Common Stock on a fully-diluted basis, the Investment Partnership has the right, subject to certain exceptions, to purchase a proportionate share of any new securities to be issued and sold by the Company equal to the proportionate share of Common Stock underlying the Warrants held by the Investment Partnership on a fully-diluted basis.

         The Certificate sets forth additional rights and privileges of each of the classes of the Preferred Stock and the Voting Preferred Stock of the Company. More specifically, the Certificate sets forth, where applicable, voting rights, rights to dividends, liquidation preferences, rights of redemption and exchange rights.

         The Company and the Investment Partnership have entered into a Registration Rights Agreement, dated August 7, 1998, which grants the Investment Partnership the right, on up to three occasions, to require the Company to register under the Securities Act of 1933, as amended, all or any portion of the Common Stock issuable upon exercise of the Warrants (the "Registrable Securities") for sale in a public offering. The Company will also be entitled to sell Common Stock in such registration for its own account unless the underwriters of such offering believe that such inclusion would adversely affect the success of the proposed offering by the Investment Partnership. In addition, the Investment Partnership will have the right to require the Company to file a shelf registration for an offering of the Registrable Securities on a continuous basis.

Company: Alpha Microsystems                              CUSIP Number: 020903100



         If the Company at any time seeks to register any of its equity securities under the Securities Act for sale to the public, then the Company must include, at the Investment Partnership's request, the Investment
Partnership's Registrable Securities in such registration statement. Notwithstanding the foregoing, in connection with any offering involving an underwriting of securities being issued by the Company, the Company will not be required to include any of the Investment Partnership's Registrable Securities therein unless the Investment Partnership accepts and agrees to the terms of the underwriters selected by the Company, and then only in such quantity as will not, in the opinion of the underwriters, adversely affect the proposed offering by the Company.


Item 7.  Material to be Filed as Exhibits.

         ITEM 7 AND THE ATTACHED EXHIBITS HAVE NOT BEEN AMENDED BUT ARE HEREBY RESTATED IN THEIR ENTIRETY:

Exhibit A         Amendment No. 1, dated February 1999, to Securities Purchase
                  Agreement, dated August 7, 1998, by and between the Company and the Investment Partnership.

Exhibit B         Amendment No. 2, dated June 28, 1999, to Securities Purchase
                  Agreement, dated August 7, 1998 by and between the Company and the Investment Partnership.

Exhibit C         Amendment No. 3, dated November 18, 1999, to Securities
                  Purchase Agreement, dated August 7, 1998, by and between the Company and the Investment Partnership.

Exhibit D         Certificate of Determination of Rights and Preferences of
                  Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1
                  Preferred Stock, Class C1 Preferred  Stock  and  Class D
                  Preferred Stock, as filed with the Secretary of State of the State of California on February 22, 1999.

Company: Alpha Microsystems                              CUSIP Number: 020903100

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 1999            HAMPSHIRE EQUITY PARTNERS II, L.P.

                                   By:  LEXINGTON EQUITY PARTNERS II, L.P.
                                        its General Partner

                                   By:  LEXINGTON EQUITY PARTNERS II, INC.
                                        its General Partner


                                   By:  /s/ Benjamin P. Giess
                                      ------------------------------------
                                       Name: Benjamin P. Giess
                                       Title: Authorized Signatory

                                                                      EXHIBIT A


                AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT

         AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT, dated as of February __, 1999 (this "Amendment") to that certain Securities Purchase Agreement dated as of August 7, 1998 (the "Purchase Agreement") between ALPHA MICROSYSTEMS, a California corporation (the "Company"), and ING EQUITY PARTNERS II, L.P., a Delaware limited partnership (the "Purchaser"), is made by and between the Company and the Purchaser.

         WHEREAS, in order to satisfy the requirements of the Nasdaq Stock Market for continued listing of the Company's Common Stock on the Nasdaq National Market, the Company and the Purchaser have agreed to exchange the Class A Preferred Stock and Class B Preferred Stock issued to the Purchaser pursuant to the terms of the Purchase Agreement for shares of new series of Preferred Stock designated as Class A1 Preferred Stock, Class A2 Preferred Stock and Class B1 Preferred Stock, in each case having the rights, preferences, privileges and restrictions set forth in the Certificate of Determination of Rights and
Preferences   attached   hereto  as   Exhibit  A  (the   "New   Certificate   of
Determination");

         WHEREAS, the Company has requested that the Purchaser agree to the amendment of the Purchase Agreement in order for the Company to accommodate the actions required by the listing requirements of the Nasdaq Stock Market and to provide for the issuance of Class C1 Preferred Stock at the Second Closing, and both the Company and the Purchaser mutually desire to maintain the listing of the Company's Common Stock on the Nasdaq National Market and are willing to enter into this Amendment to provide such accommodation; and

         NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the Company and the Purchaser hereby agree as follows:

         SECTION 1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Purchase Agreement or, if not defined therein, in the New Certificate of Determination.

         SECTION 2. Amendments to Purchase Agreement. The Purchase Agreement is hereby amended as of date hereof as follows:

         (a)  Section 1.1 is amended to add the following definitions:

                           "Class  A1  Preferred   Stock"  means  the  Class  A1
                  Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

                           "Class  A2  Preferred   Stock"  means  the  Class  A2
                  Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

                           "Class  B1  Preferred   Stock"  means  the  Class  B1
                  Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

                           "Class  C1   Preferred   Stock"  means  the  Class  C
                  Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

                           "Class  D   Preferred   Stock"   means  the  Class  D
                  Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

         (b) Section 1.1 is further amended to amend and restate the following definition:

                           "Preferred  Stock" means,  collectively,  the Class A
                  Preferred  Stock,  the Class B  Preferred  Stock,  the Class C
                  Preferred  Stock,  any Voting  Preferred  Stock,  the Class A1
                  Preferred Stock, the Class A2 Preferred Stock, the Class B1 Preferred Stock, the Class C1 Preferred Stock and the Class D Preferred Stock.

         (c) Section 1.3 is amended and restated in its entirety as follows:

                            1.3 Purchase and Sale of the Preferred Stock. At the
                  First Closing, subject to the terms and conditions set forth herein, the Company will sell, and the Investor will purchase, 8,000 shares of the Class A Preferred Stock at a price of $1,000 per share and one (1) share of Voting Preferred Stock at a price of $100 per share. At the Second Closing, subject to the terms and conditions set forth herein, the Company will sell, and the Investor will purchase, 7,000 shares of the Class B Preferred Stock at a price of $1,000 per share. At the Third Closing, subject to the terms and conditions set forth herein, the Company will sell, and the Investor will purchase, up to 5,000 shares of Class C1 Preferred Stock at a price of $1,000 per share.

         (d) Section 2.2(c) is amended and restated in its entirety as follows:

                           (c) The  proceeds  received by the  Company  from the
                  sale of the Class C1 Preferred Stock to the Investor shall be used by the Company solely for the Company's acquisition of information technology service companies on terms and conditions which are reasonably acceptable to the Investor.

         (e) The first sentence of Section 5.4 is amended and restated in its entirety as follows:

                           5.4 Third Closing.  The obligation of the Investor to
                  purchase and pay for the Class C1 Preferred Stock is subject to the satisfaction of the following conditions precedent (unless waived by the Investor).

         (f) Section 5.4(a) is amended and restated in its entirety as follows:

                           (a) Issuance of  Securities.  The Company  shall have
                  duly issued and delivered to the Investors certificates evidencing the Class C1 Preferred Stock being purchased by the Investor at the Third Closing and the Third Closing Warrants.

         (g) A new Exhibit A-1 in the form of the New Certificate of Determination is added to the Purchase Agreement.

         SECTION 3. No Implied Amendments. Except as herein amended, the Purchase Agreement shall remain in full force and effect and is ratified in all respects. On and after the effectiveness of this Amendment, each reference in the Purchase Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import, and each reference to the Purchase Agreement in any other agreements, documents or instruments executed and delivered pursuant to the Purchase Agreement, shall mean and be a reference to the Purchase Agreement, as amended by this Amendment.

         SECTION 4. Costs and Expenses. The Company confirms the Company's agreement to pay all reasonable fees, expenses and costs of Equity Partners for the negotiation, preparation, execution and delivery of this Amendment and amendments, as necessary, to the other Purchase Documents, in connection with this Amendment (including the reasonable fees, expenses and disbursements of Equity Partners' counsel) all as provided for in Section 8.1 of the Purchase Agreement.

         SECTION  5.  Effective   Date.   This  Amendment   shall  be  effective
immediately following the effectiveness of the New Certificate of Determination.

         SECTION 6. Counterparts. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be executed by the Company and the Purchaser and be deemed to be an original and all of which shall constitute together but one and the same agreement.

                                     * * * *

                  IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above-written.


                                ALPHA MICROSYSTEMS


                                By: /s/  Douglas J. Tullio
                                   ------------------------------------------
                                   Name: Douglas J. Tullio
                                   Title:  President and Chief Executive Officer



                                ING EQUITY PARTNERS II, L.P.

                                By: LEXINGTON EQUITY PARTNERS II, L.P.,
                                     its General Partner


                                By: LEXINGTON EQUITY PARTNERS, INC.,
                                      Its General Partner



                                By: /s/ Benjamin P. Giess
                                   -------------------------------------------
                                   Name: Benjamin P. Giess
                                   Title:   Authorized Signatory

                                                                       EXHIBIT B


                AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

         AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT, dated as of June 28, 1999 (this "Amendment") to that certain Securities Purchase Agreement dated as of August 7, 1998 (as the same has been or will be amended from time to time, the "Purchase Agreement") between Alpha Microsystems, a California corporation doing business as AlphaServ.com (the "Company"), and HAMPSHIRE EQUITY PARTNERS II, L.P. (f/k/a ING Equity Partners II, L.P.), a Delaware limited partnership (the "Purchaser"), is made by and between the Company and the Purchaser.

         WHEREAS, at the First Closing and the Second Closing under the Purchase Agreement, the Purchaser invested $15.0 million to purchase certain classes of Preferred Stock and Warrants of the Company;

         WHEREAS, the Purchase Agreement contemplates a Third Closing at which the Purchaser would, subject to the terms and conditions of the Purchase Agreement, invest up to an additional $5.0 million to purchase Preferred Stock and Warrants of the Company; and

         WHEREAS, both the Company and the Purchaser have confirmed their continued desire to consummate the Third Closing, subject to the terms and conditions of the Purchase Agreement;

         NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the Company and the Purchaser hereby agree as follows:

         SECTION 1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Purchase Agreement or, if not defined therein, in the Company's Certificate of Incorporation.

         SECTION 2. Amendments to Purchase Agreement. The Purchase Agreement is hereby amended as of date hereof as follows:

         (a) Section 2.1(c) is amended and restated in its entirety as follows:

                  (c) The third closing (the "Third Closing") hereunder in respect of the issuance and sale of the Class C1 Preferred Stock being purchased by the Investor at the Third Closing will occur at the option of the Company, and subject to the satisfaction or waiver of the applicable terms and conditions set forth herein, take place at the offices of Mayer, Brown & Platt in New York, New York at a time and date to be agreed upon by the Investor and the Company (the "Third
         Closing Date"); provided, that the Third Closing Date shall be within five Business Days after all conditions of the Investor and the Company to the Third Closing have been satisfied or waived, but in any case the Third Closing Date shall occur, if at all, on or before June 30, 2000.

         (b) Section 5.4(f) is amended and restated in its entirety as follows:

                  (f) Closing Date. The Third Closing shall have occurred on or prior to June 30, 2000.

         SECTION 3. No Implied Amendments. Except as herein amended, the Purchase Agreement shall remain in full force and effect and is ratified in all respects. On and after the effectiveness of this Amendment, each reference in the Purchase Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import, and each reference to the Purchase Agreement in any other agreements, documents or instruments executed and delivered pursuant to the Purchase Agreement, shall mean and be a reference to the Purchase Agreement, as amended by this Amendment.

         SECTION 4. Costs and Expenses. The Company confirms the Company's agreement to pay all reasonable fees, expenses and costs of Equity Partners for the negotiation, preparation, execution and delivery of this Amendment and amendments, as necessary, to the other Purchase Documents, in connection with this Amendment (including the reasonable fees, expenses and disbursements of Equity Partners' counsel) all as provided for in Section 8.1 of the Purchase Agreement.

         SECTION 5. Effective Date. This Amendment shall be effective as of the date hereof.

         SECTION 6. Counterparts. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be executed by the Company and the Purchaser and be deemed to be an original and all of which shall constitute together but one and the same agreement.

                                     * * * *

                  IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above-written.


                              ALPHA MICROSYSTEMS



                              By: /s/ Douglas J. Tullio
                                 ---------------------------------------------
                                 Name: Douglas J. Tullio
                                 Title:  President and Chief Executive Officer



                              HAMPSHIRE EQUITY PARTNERS II, L.P.

                              By: LEXINGTON EQUITY PARTNERS II, L.P.,
                                      its General Partner


                              By: LEXINGTON EQUITY PARTNERS, INC.,
                                      Its General Partner



                              By: / /Benjamin P. Giess
                                 ---------------------------------------------
                                 Name: Benjamin P. Giess
                                 Title:   Authorized Signatory

                                                                       EXHIBIT C

                AMENDMENT NO. 3 TO SECURITIES PURCHASE AGREEMENT

         AMENDMENT NO. 3 TO SECURITIES PURCHASE AGREEMENT, dated as of November 18, 1999 (this "Amendment") to that certain Securities Purchase Agreement dated as of August 7, 1998 (as the same has been amended by Amendment No. 1 dated February, 1999 and Amendment No. 2 dated June 28, 1999, the "Purchase Agreement") between ALPHA MICROSYSTEMS, a California corporation doing business as AlphaServ.com (the "Company"), and HAMPSHIRE EQUITY PARTNERS II, L.P. (f/k/a ING Equity Partners II, L.P.), a Delaware limited partnership (the "Purchaser"), is made by and between the Company and the Purchaser.

         WHEREAS, at the First Closing and the Second Closing under the Purchase Agreement, the Purchaser invested an aggregate $15.0 million to purchase certain classes of Preferred Stock and Warrants of the Company;

         WHEREAS, the Purchase Agreement contemplates a Third Closing, to occur at the option of the Company, at which the Purchaser would, subject to the terms and conditions of the Purchase Agreement, invest up to an additional $5.0 million to purchase Class C1 Preferred Stock and the Third Closing Warrants, with the proceeds of such investment to be applied by the Company to certain designated uses; and

         WHEREAS, the Company desires to exercise such option and issue, and the Purchaser desires to purchase, the Class C1 Preferred Stock and the Third Closing Warrants, subject to the terms and conditions of the Purchase Agreement;

         NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the Company and the Purchaser hereby agree as follows:

         SECTION 1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Purchase Agreement or, if not defined therein, in the Company's Certificate of Incorporation.

         SECTION 2. Amendments to Purchase Agreement. The Purchase Agreement is hereby amended as of the date hereof as follows:

         (a)  Section 1.1 is amended to add the following definitions:

                           "Class E  Certificate  of  Determination"  means  the
                  Certificate  of   Determination   of  Rights  and  Preferences
                  attached hereto as Exhibit A-2.

                           "Class  E   Preferred   Stock"   means  the  Class  E
                  Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company, having the rights, preferences, privileges and restrictions set forth in the Class E Certificate of Determination.

         (b) Section 1.1 is further amended to amend and restate the following definition:

                           "Preferred  Stock" means,  collectively,  the Class A
                  Preferred  Stock,  the Class B  Preferred  Stock,  the Class C
                  Preferred  Stock,  any Voting  Preferred  Stock,  the Class A1
                  Preferred  Stock,  the Class A2 Preferred  Stock, the Class B1
                  Preferred Stock, the Class C1 Preferred Stock, the Class D Preferred Stock and the Class E Preferred Stock.

         (c) Section 2.1(c) is amended and restated in its entirety as follows:

                           (c) The third closing (the "Third Closing") hereunder
                  in respect of the issuance and sale of the Class C1 Preferred Stock being purchased by the Investor at the Third Closing will occur at the option of the Company, and subject to the satisfaction or waiver of the applicable terms and conditions set forth herein, take place at the offices of Mayer, Brown & Platt in New York, New York on November 17, 1999, or such other date agreed upon by the Investor and the Company (the "Third Closing Date"); provided, that the Third Closing Date shall be within five Business Days after all conditions of the Investor and the Company to the Third Closing have been satisfied or waived, but in any case the Third Closing Date shall occur, if at all, on or before June 30, 2000. Notwithstanding anything to the contrary contained in the New Certificate relating to the Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock, upon the filing of the Class E Certificate of Determination with the California Secretary of State, the Company shall have the option, exercisable in its sole discretion, of paying dividends on the Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock and Class C1 Preferred Stock either (x) in cash or (y) in shares of validly issued, fully-paid and nonassessable Class E Preferred Stock at a rate of one share per each integral multiple of $1,000 of dividends payable, with any remaining fractional dividend amount to be paid in cash.

         (d) Section 2.2(c) is amended and restated in its entirety as follows:

                           (c) The  proceeds  received by the  Company  from the
                  sale of the Class C1 Preferred Stock to the Investor shall be used by the Company solely (i) to repay up to $2,500,000.00 of Indebtedness that is outstanding under the Credit Agreement, dated June 9, 1998, between the Company and Imperial Bank (the "Credit Agreement"), (ii) to fund the separation of the Company's AlphaCONNECT business from its IT Service business,
                  (iii) to pay fees and expenses incurred in connection with the consummation of the Third Closing and (iv) for general corporate purposes.

         (e) The current Section 5.4(b) is deleted in its entirety and the following is substituted in its place:

                           (b) Opinion of Counsel.  Allen, Matkins, Leck, Gamble
                  & Mallory, counsel to the Company, shall have delivered its opinion to the Investor, dated as of the Third Closing Date, in a form reasonably acceptable to the Investor.

         (f) The current Section 5.4(c) is deleted in its entirety and the following is substituted in its place:

                           (c) Performance.  [Intentionally Deleted].

         (g) The following is added to the Purchase Agreement as Section 7.7 thereof:

                           7.7 Filing of Class E Certificate  of  Determination.
                  The Company shall use its best efforts to file or cause to be filed the Series E Certificate of Determination with the Secretary of State of the State of California as promptly as is practicable.

         (h) The following is added to the Purchase Agreement as Section 7.8 thereof:

                           7.8 Exchange of Series E Preferred Stock. A holder of
                  shares of Series E Preferred Stock shall have the right, at any time, to surrender any or all such shares to the Company and receive in exchange therefor the number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock that equal (x) the aggregate Liquidation Value of the shares of Series E Preferred Stock being surrendered, divided by (y) Two Dollars and Fifty Cents ($2.50).

         (i) The Class E Certificate of Determination (a copy of which is attached as Exhibit A to this Amendment) is added to the Purchase Agreement as Exhibit A-2 thereof.

         (j) The Warrant Schedule attached as Exhibit C-1 to the Purchase Agreement is hereby amended such that (i) the Series E Common Stock Warrant's "Intended Percentage" is changed from 8.50% to 8.29487% and its "Initial Exercise Amount" is changed from 1,750,725 to 1,720,737 as of the Third Closing, and (ii) the Series F Common Stock Warrant's "Intended Percentage" is changed from 1.00% to 1.20513% and its "Initial Exercise Amount" is changed from 205,968 to 250,000 as of the Third Closing.

         SECTION 3. Warrant Shares as of the Third Closing Date. The Company and Equity Partners hereby acknowledge and agree that each outstanding Common Stock Warrant issued by the Company to Equity Partners pursuant to the Purchase Agreement, after applying the terms and conditions of such Warrant, including any adjustments determined in accordance with the Warrant Schedule, is exercisable as of the Third Closing Date for the number of shares of Common Stock indicated below:

         (a) The Restated Series A Warrant is exercisable for 3,630,300 shares;

         (b) The Restated Series B Warrant is exercisable for 207,446 shares;

         (c) The Series C Warrant is exercisable for 2,800,517 shares;

         (d) The Series D Warrant is exercisable for 207,446 shares;

         (e) The Series E Warrant is exercisable for 1,720,737 shares; and

         (f) the Series F Warrant is exercisable for 250,000 shares.

This Section 3 shall in no way mitigate the responsibility or Liability of the Company for any breach of the representations and warranties made by it in the Purchase Agreement, on which Equity Partners is relying in full in connection with the calculation of the foregoing share amounts.

         SECTION 4. Credit Agreement. Solely with respect to, and to the extent that, any event of default under the Credit Agreement has been disclosed in writing to the Investor prior to the date of this Amendment, the Investor hereby waives the application of Section 5.4(d) as a condition precedent to its obligation to purchase the Class C1 Preferred Stock.

         SECTION 5. No Implied Amendments. Except as herein amended, the Purchase Agreement shall remain in full force and effect and is ratified in all respects. On and after the effectiveness of this Amendment, each reference in the Purchase Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import, and each reference to the Purchase Agreement in any other agreements, documents or instruments executed and delivered pursuant to the Purchase Agreement, shall mean and be a reference to the Purchase Agreement, as amended by this Amendment.

         SECTION 6. Costs and Expenses. The Company confirms the Company's agreement to pay all reasonable fees, expenses and costs of Equity Partners for the negotiation, preparation, execution and delivery of this Amendment and amendments, as necessary, to the other Purchase Documents, in connection with this Amendment (including the reasonable fees, expenses and disbursements of Equity Partners' counsel) all as provided for in Section 8.1 of the Purchase Agreement. Equity Partners shall notify the Company to the extent that such fees, expenses and costs exceed $100,000.

         SECTION 7. Effective Date. This Amendment shall be effective as of the date hereof.

         SECTION 8. Counterparts. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be executed by the Company and the Purchaser and be deemed to be an original and all of which shall constitute together but one and the same agreement.

                                     * * * *

                  IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above-written.


                                  ALPHA MICROSYSTEMS



                                  By:  /s/ Douglas J. Tullio
                                     ---------------------------------
                                  Name:  Douglas J. Tullio
                                  Title: President and Chief Executive Officer



                                  HAMPSHIRE EQUITY PARTNERS II, L.P.

                                  By: LEXINGTON EQUITY PARTNERS II, L.P.,
                                        its General Partner


                                  By:  LEXINGTON EQUITY PARTNERS, INC.,
                                         Its General Partner



                                  By: /s/  Benjamin P. Giess
                                     --------------------------------------
                                     Name:  Benjamin P. Giess
                                     Title: Authorized Signatory

                                                                      EXHIBIT D


                                 CERTIFICATE OF

                     DETERMINATION OF RIGHTS AND PREFERENCES

                                       OF

        CLASS A1 CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK,

        CLASS A2 CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK,

        CLASS B1 CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK,

        CLASS C1 CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK

                                       AND

         CLASS D CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK

                                       OF

                  ALPHA MICROSYSTEMS, a California corporation

                    PURSUANT TO THE PROVISIONS OF SECTION 401

            OF THE GENERAL CORPORATION LAW OF THE STATE OF CALIFORNIA


         Douglas J. Tullio and Jeffrey J. Dunnigan hereby certify that:

         FIRST: They are the President and Secretary, respectively, of Alpha Microsystems, a California corporation (the "Company").

         SECOND: That the Board of Directors of the Company, pursuant to the authority so vested in it by the Articles of Incorporation of the Company and in accordance with the provisions of Section 401 of the General Corporation Law of the State of California (the "California Corporation Law"), duly adopted the following resolutions creating the following series of Preferred Stock designated as (i) Class A1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A1 Preferred Stock"), (ii) Class A2 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A2 Preferred Stock"), (iii) Class B1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class B1 Preferred Stock"), (iv) Class C1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class C1

Preferred Stock") and (v) Class D Cumulative Redeemable and Exchangeable Preferred Stock (the "Class D Preferred Stock").

         THIRD: That, as required by subsection A, subsection B, subsection C and subsection D, respectively, of the Certificate of Determination of Rights and Preferences of Class A Cumulative, Redeemable and Exchangeable Preferred Stock, Class B Cumulative, Redeemable and Exchangeable Preferred Stock, Class C Cumulative, Redeemable and Exchangeable Preferred Stock and Voting Preferred Stock of the Company, as filed with the California Secretary of State on August 25, 1998 (the "8/25/98 Certificate of Determination"), the creation of the Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock has been consented to by the Requisite Preferred Holders, the Requisite Preferred A Holders, the Requisite Preferred B Holders, the Requisite Preferred C Holders and the Requisite Voting Preferred Holders (as each such term is defined in the 8/25/98 Certificate of Determination).

         FOURTH: That the following resolutions designate (i) 2,500 shares of Class A1 Preferred Stock, (ii) 5,500 shares of Class A2 Preferred Stock, (iii) 7,000 shares of Class B1 Preferred Stock, (iv) 5,000 shares of Class C1 Preferred Stock, and (v) 17,500 shares of Class D Preferred Stock, and that as of the date hereof, no shares of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock or Class D Preferred Stock have been issued.

         FIFTH: The resolutions duly adopted by the Board of Directors of the Company are as follows:

         WHEREAS  the  Articles  of  Incorporation  of  the  Company   authorize
Preferred Stock consisting of 5,000,000 shares, no par value per share, issuable from time to time in one or more series; and

         WHEREAS the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of Article IV of the Company's Articles of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation of rights, preferences, privileges and restrictions of the shares of such series; and

         WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in new series of Preferred Stock and the designation of rights, preferences, privileges and restrictions of the shares of such new series;

         NOW, THEREFORE, BE IT RESOLVED that pursuant to Article IV of the Company's Articles of Incorporation, as amended, there is hereby established the following new series of Preferred Stock with such designations and authorized number of shares as set forth herein: (i) 2,500 shares of Class A1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A1 Preferred Stock"),
(ii) 5,500 shares of Class A2 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A2 Preferred Stock"), (iii) 7,000 shares of Class B1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class B1 Preferred Stock"), (iv) 5,000 shares of Class C1 Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class C1 Preferred Stock") and (v) 17,500 shares of Class D Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class D Preferred Stock"). Each share of such Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1

Preferred Stock and Class D Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the following Determination of Rights, Preferences, Privileges and Restrictions of Class A1 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock (the "Determination of Preferred Stock"):

A1.      Class A1 Preferred Stock.

         1. Definitions. As used in this subsection A1 of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

         "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

         "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

         "Board" means the Board of Directors of the Company.

         "Class A Preferred Stock" means the Class A Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class B Preferred Stock" means the Class B Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class C Preferred Stock" means the Class C Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

         "Dividend Reference Date" has the meaning ascribed to it in Section A1.2(c).

         "Exchange Triggering Date" means December 31, 1999.

         "Liquidation" means, subject to the provisions of Section 3(b) of this subsection A1, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

         "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection A1.

         "Maturity Date" means, with respect to any Class A1 Preferred Stock or Notes issued in exchange for Class A1 Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005 (the "Calendar Maturity Date").

         "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection A1.

         "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

         "Original Cost" means, with respect to any share of Class A1 Preferred Stock, $1,000.

         "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

         "Preferred A1/A2 Holders" means, collectively, Preferred A1 Holders and Preferred A2 Holders.

         "Preferred A1 Holders" means holders of Class A1 Preferred Stock.

         "Preferred A2 Holders" means holders of Class A2 Preferred Stock.

         "Preferred Shareholder Agreement" shall mean the Preferred Shareholder Agreement, dated as of February 17, 1999, between the Company and the Holder (as defined therein).

         "Preferred Stock" means, collectively, the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and Voting Preferred Stock.

         "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

         "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

         "Redemption Price" has the meaning ascribed to it in Section A1.5(a) of this Determination of Preferred Stock.

         "Requisite Preferred A1/A2 Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock and Class A2 Preferred Stock voting together as a group.

         "Requisite Preferred A1 Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock.

         "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock voting together as a group.

         "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

         "Voting  Preferred  Stock"  means  the  Voting  Preferred  Stock of the
Company.

         "Warrant" has the meaning given to such term in the Purchase Agreement.

         2.  Dividends.

         (a) The Preferred A1 Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:


                                                            Rate Per
         Period                                              Annum
         ------                                             --------
Until June 30, 2000....................................       9.0%
July 1, 2000 to June 30, 2001..........................      11.0%
July 1, 2001 to June 30, 2002..........................      12.0%
July 1, 2002 to June 30, 2003..........................      13.0%
July 1, 2003 to June 30, 2004..........................      14.0%
July 1, 2004 to June 30, 2005..........................      15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock (which shall rank on a par with the Class A1 Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class A1 Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

         (b) Such dividends shall accrue with respect to each share of Class A1 Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class A1 Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment or as otherwise approved by the Requisite Preferred A1 Holders.

         (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class A1 Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the Class A1 Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

         3.  Liquidation.

         (a) In the event of any Liquidation of the Company, the Preferred A1 Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of Voting Preferred Stock and any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class A1 Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class A1
Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A1 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class A1 Preferred Stock and the holders of shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Class A1 Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection A1, unless the Requisite Preferred A1 Holders vote otherwise. The amount deemed distributed to the holders of Class A1 Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.

         4.  Voting Rights.

         (a) Except as required by law and pursuant to  paragraphs  (b), (c) and
(d) below, the Preferred A1 Holders shall not be entitled to vote.

         (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred A1 Holders:

                  (i) in any manner authorize, issue or sell any shares of Class A1 Preferred Stock other than as contemplated by the Purchase Agreement, the Preferred Shareholder Agreement or this Determination of Preferred Stock;

                  (ii) reclassify, cancel or in any manner alter or change the designations, preferences, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class A1 Preferred Stock;

                  (iii) amend, repeal or modify any provision of this subsection A1 of this Determination of Preferred Stock; or

                  (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred A1 Holders.

         (c)(i) The Company hereby covenants that the Requisite Preferred A1/A2 Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred A1/A2 Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred A1/A2 Holders are then entitled to designate less the number of such nominees as are then members of the Board.

                  (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

                  (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

         (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

                  (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

                  (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

                  (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

                  (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

                  (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

                  (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

                  (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

                  (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

                  (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

                  (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

                  (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

                  (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.

         5.  Redemption.

         (a) Subject to the Company having funds legally available for such purpose, the Company shall redeem all of the shares of the Class A1 Preferred Stock then outstanding, on the Maturity Date. The per share redemption price at which shares of Class A1 Preferred Stock are to be redeemed pursuant to this
Section 5(a) of this subsection A1 shall be equal to the Liquidation Value (the "Redemption Price").

         (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.

         (c) In addition to the Company's mandatory redemption obligations as set forth in Sections 5(a) and (b) of this subsection A1, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class A1 Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection A1 shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection A1, so long as any Preferred A1/A2 Holder remains a Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Class A1 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class A1 Preferred Stock.

         (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection A1 (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class A1 Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

         (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection A1 shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred A1 Holders at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

         (f) At any time on or after the Redemption Date, the Preferred A1 Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class A1 Preferred Stock to be redeemed.

         (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection A1 shall be paid in cash.

         (h) Any shares of Class A1 Preferred Stock which are redeemed or otherwise acquired by the Company shall be canceled and shall not be reissued, sold or transferred as Class A1 Preferred Stock and the Board shall reduce the number of authorized shares of Class A1 Preferred Stock by the number of shares so redeemed or otherwise acquired.

         6.  Maturity Default.

         (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

                  (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

                  (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

                  (iii) the  Company  fails to  comply  with the  provisions  of
         Section 7.2(g)(iv) of the Purchase Agreement.

         (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

         (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

         7.       Exchange.

         (a) Subject to the requirements of Section 500 of the California Corporation Law, the Requisite Preferred A1 Holders and the Company may agree at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class A1

Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form attached as Exhibit D to the Purchase Agreement in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class A1 Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class A1 Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amounts, to each Preferred A1 Holder an amount in cash equal to such Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection A1 shall be deemed to be a right of redemption subject to Section 402 of the California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class A1 Preferred Stock into Notes pursuant to this
Section 7 of this subsection A1, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 7 of this subsection A1, so long as any Preferred A1 Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Class A1 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class A1 Preferred Stock.

         (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class A1 Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection A1 above and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection A1. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred A1 Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in Notes from and after the relevant Exchange Date.

A2.  Class A2 Preferred Stock.
     ------------------------

         1. Definitions. As used in this subsection A2 of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

         "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

         "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

         "Board" means the Board of Directors of the Company.

         "Class A Preferred Stock" means the Class A Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class B Preferred Stock" means the Class B Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class C Preferred Stock" means the Class C Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

         "Dividend Reference Date" has the meaning ascribed to it in Section A2.2(c).

         "Exchange Triggering Date" means December 31, 1999.

         "Liquidation" means, subject to the provisions of Section 3(b) of this subsection A2, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

         "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection A2.

         "Maturity Date" means, with respect to any Class A2 Preferred Stock or Notes issued in exchange for Class A2 Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005 (the "Calendar Maturity Date").

         "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection A2.

         "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

         "Original Cost" means, with respect to any share of Class A2 Preferred Stock, $1,000.

         "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

         "Preferred A1/A2 Holders" means, collectively, Preferred A1 Holders and Preferred A2 Holders.

         "Preferred A1 Holders" means holders of Class A1 Preferred Stock.

         "Preferred A2 Holders" means holders of Class A2 Preferred Stock.

         "Preferred Shareholder Agreement" shall mean the Preferred Shareholder Agreement, dated as of February 17, 1999, between the Company and the Holder (as defined therein).

         "Preferred Stock" means, collectively, the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and Voting Preferred Stock.

         "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

         "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

         "Redemption Price" has the meaning ascribed to it in Section A2.5(a) of this Determination of Preferred Stock.

         "Requisite Preferred A1/A2 Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock and Class A2 Preferred Stock voting together as a group.

         "Requisite Preferred A2 Holders" means the holders representing a majority of the then outstanding shares of Class A2 Preferred Stock.

         "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock voting together as a group.

         "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

         "Voting  Preferred  Stock"  means  the  Voting  Preferred  Stock of the
Company.

         "Warrant" has the meaning given to such term in the Purchase Agreement.

         2.  Dividends.

         (a) The Preferred A2 Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:


                                                            Rate Per
         Period                                              Annum
         ------                                             --------
Until June 30, 2000....................................       9.0%
July 1, 2000 to June 30, 2001..........................      11.0%
July 1, 2001 to June 30, 2002..........................      12.0%
July 1, 2002 to June 30, 2003..........................      13.0%
July 1, 2003 to June 30, 2004..........................      14.0%
July 1, 2004 to June 30, 2005..........................      15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock (which shall rank on a par with the Class A2 Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class A2 Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

         (b) Such dividends shall accrue with respect to each share of Class A2 Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class A2 Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment or as otherwise approved by the Requisite Preferred A2 Holders.

         (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class A2 Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the

Class A2 Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

         3.  Liquidation.

         (a) In the event of any Liquidation of the Company, the Preferred A2 Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of Voting Preferred Stock and any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class A2 Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class A2
Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A2 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class A2 Preferred Stock and the holders of shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Class A2 Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection A2, unless the Requisite Preferred A2 Holders vote otherwise. The amount deemed distributed to the holders of Class A2 Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.

         4.  Voting Rights.

         (a) Except as required by law and pursuant to  paragraphs  (b), (c) and
(d) below, the Preferred A2 Holders shall not be entitled to vote.

         (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred A2 Holders:

                  (i) in any manner authorize, issue or sell any shares of Class A2 Preferred Stock other than as contemplated by the Purchase Agreement, the Preferred Shareholder Agreement or this Determination of Preferred Stock;

                  (ii) reclassify, cancel or in any manner alter or change the designations, preferences, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class A2 Preferred Stock;

                  (iii) amend, repeal or modify any provision of this subsection A2 of this Determination of Preferred Stock; or

                  (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred A2 Holders.

         (c)(i) The Company hereby covenants that the Requisite Preferred A1/A2 Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred A1/A2 Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred A1/A2 Holders are then entitled to designate less the number of such nominees as are then members of the Board.

                  (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

                  (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

         (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

                  (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

                  (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

                  (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

                  (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

                  (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

                  (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

                  (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

                  (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

                  (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

                  (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

                  (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

                  (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.

         5.       Redemption.

         (a) Subject to the Company having funds legally available for such purpose, the Company, on the Maturity Date, shall have the option of redeeming all the shares of outstanding Class A2 Preferred Stock for cash as described in
Section 5(d) - (h) below. If the Company does not redeem such shares on the Maturity Date, the Company shall pay full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class A2 Preferred Stock to the Maturity Date and, immediately thereafter, each share of Class A2 Preferred Stock shall automatically be converted into one share of Class D Preferred Stock. The per share redemption price at which shares of Class A2 Preferred Stock are to be redeemed pursuant to this Section 5(a) of this subsection A2 shall be equal to the Liquidation Value (the "Redemption Price").

         (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.

         (c) In addition to the Company's obligations as set forth in Sections 5(a) and (b) of this subsection A2, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class A2 Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection A2 shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection A2, so long as any Preferred A1/A2 Holder remains a Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Class A2 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class A2 Preferred Stock.

         (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection A2 (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class A2 Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

         (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection A2 shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred A2 Holders at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

         (f) At any time on or after the Redemption Date, the Preferred A2 Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class A2 Preferred Stock to be redeemed.

         (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection A2 shall be paid in cash.

         (h) Any shares of Class A2 Preferred Stock which are redeemed or otherwise acquired by the Company shall be canceled and shall not be reissued, sold or transferred as Class A2 Preferred Stock and the Board shall reduce the number of authorized shares of Class A2 Preferred Stock by the number of shares so redeemed or otherwise required.

         6.       Maturity Default.

         (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

                  (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

                  (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

                  (iii) the  Company  fails to  comply  with the  provisions  of
         Section 7.2(g)(iv) of the Purchase Agreement.

         (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

         (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

         7.       Exchange.

         (a) Subject to the requirements of Section 500 of the California Corporation Law, the Requisite Preferred A2 Holders and the Company may agree at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class A2 Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form attached as Exhibit D to the Purchase Agreement in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class A2 Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class A2 Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amount, to each Preferred A2 Holder an amount in cash equal to such Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection A2 shall be deemed to be a right of redemption subject to
Section 402 of the

California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class A2 Preferred Stock into Notes pursuant to this Section 7 of this subsection A2, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this
Section 7 of this subsection A2, so long as any Preferred A2 Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Class A2 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class A2 Preferred Stock.

         (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class A2 Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection A2 above and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection A2. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred A2 Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in the Notes from and after the relevant Exchange Date.

B.  Class B1 Preferred Stock.
    -------------------------

         1. Definitions. As used in subsection B of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

         "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

         "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

         "Board" means the Board of Directors of the Company.

         "Class A Preferred Stock" means the Class A Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class B Preferred Stock" means the Class B Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class C Preferred Stock" means the Class C Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

         "Dividend Reference Date" has the meaning ascribed to it in Section B.2(c).

         "Exchange Triggering Date" means December 31, 1999.

         "Liquidation" means, subject to the provisions of Section 3(b) of this subsection B, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

         "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection B.

         "Maturity Date" means, with respect to any Class B1 Preferred Stock or Notes issued in exchange for Class B1 Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005; provided, that the Maturity Date shall be December 31, 2000 with respect to Class B1 Preferred Stock which is issued in connection with a Spinoff Transaction.

         "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection B.

         "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

         "Original Cost" means, with respect to any share of Class B1 Preferred Stock, $1,000.

         "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

         "Preferred B1 Holders" means holders of Class B1 Preferred Stock.

         "Preferred Shareholder Agreement" shall mean the Preferred Shareholder Agreement, dated as of February 17, 1999, between the Company and the Holder (as defined therein).

         "Preferred Stock" means, collectively, the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and Voting Preferred Stock.

         "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

         "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

         "Redemption Price" has the meaning ascribed to it in Section B.5(a) of this Determination of Preferred Stock.

         "Requisite Preferred B1 Holders" means the holders representing a majority of the then outstanding shares of Class B1 Preferred Stock.

         "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock voting together as a group.

         "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

         "Voting  Preferred  Stock"  means  the  Voting  Preferred  Stock of the
Company.

         "Warrant" has the meaning given to such term in the Purchase Agreement.

         2.  Dividends.

         (a) The Preferred B1 Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:


                                                            Rate Per
         Period                                              Annum
         ------                                             --------
Until June 30, 2000....................................       9.0%
July 1, 2000 to June 30, 2001..........................      11.0%
July 1, 2001 to June 30, 2002..........................      12.0%
July 1, 2002 to June 30, 2003..........................      13.0%
July 1, 2003 to June 30, 2004..........................      14.0%
July 1, 2004 to June 30, 2005..........................      15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred

Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock (which shall rank on a par with the Class B1 Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class B1 Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

         (b) Such dividends shall accrue with respect to each share of Class B1 Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class B1 Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment or as otherwise approved by the Requisite Preferred B1 Holders.

         (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class B1 Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the Class B1 Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

         3.  Liquidation.

         (a) In the event of any Liquidation of the Company, the Preferred B1 Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of Voting Preferred Stock and any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class B1 Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class B1
Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class B1 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class B1 Preferred Stock and the holders of shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Class B1 Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection B, unless the Requisite Preferred B1 Holders vote otherwise. The amount deemed distributed to the holders of Class B1 Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.

         4.  Voting Rights.

         (a) Except as required by law and pursuant to  paragraphs  (b), (c) and
(d) below, the Preferred B1 Holders shall not be entitled to vote.

         (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred B1 Holders:

                  (i) in any manner authorize, issue or sell any shares of Class B1 Preferred Stock other than as contemplated by the Purchase Agreement, the Preferred Shareholder Agreement or this Determination of Preferred Stock;

                  (ii) reclassify, cancel or in any manner alter or change the designations, preferences, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class B1 Preferred Stock;

                  (iii) amend, repeal or modify any provision of this subsection B of this Determination of Preferred Stock; or

                  (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred B1 Holders.

         (c)(i) The Company hereby covenants that the Requisite Preferred B1 Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred B1 Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred B1 Holders are then entitled to designate less the number of such nominees as are then members of the Board.

                  (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

                  (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

         (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

                  (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

                  (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

                  (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

                  (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

                  (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

                  (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

                  (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

                  (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

                  (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

                  (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

                  (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

                  (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.

         5.  Redemption.

         (a) Subject to the Company having funds legally available for such purpose, the Company, on the Maturity Date, shall have the option of redeeming all the shares of outstanding Class B1 Preferred Stock for cash as described in
Section 5(d) - (h) below. If the Company does not redeem such shares on the Maturity Date, the Company shall pay full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class B1 Preferred Stock to the Maturity Date and, immediately thereafter, each share of Class B1 Preferred Stock shall automatically be converted into one share of Class D Preferred Stock. The per share redemption price at which shares of Class B1 Preferred Stock are to be redeemed pursuant to this Section 5(a) of this subsection B1 shall be equal to the Liquidation Value (the "Redemption Price").

         (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.

         (c) In addition to the Company's obligations as set forth in Sections 5(a) and (b) of this subsection B, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class B1 Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection B shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection B, so long as any Preferred B1 Holder remains a

Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Class B1 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class B1 Preferred Stock.

         (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection B (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class B1 Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

         (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection B shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred B1 Holders, at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

         (f) At any time on or after the Redemption Date, the Preferred B1 Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class B1 Preferred Stock to be redeemed.

         (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection B shall be paid in cash.

         (h) Any shares of Class B1 Preferred Stock which are redeemed or otherwise acquired by the Company shall be canceled and shall not be reissued, sold or transferred as Class B1 Preferred Stock and the Board shall reduce the number of authorized shares of Class B1 Preferred stock by the number of shares so redeemed or otherwise acquired.

         6.  Maturity Default.

         (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

                  (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

                  (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

                  (iii) the  Company  fails to  comply  with the  provisions  of
         Section 7.2(g)(iv) of the Purchase Agreement.

         (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

         (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

         7.  Exchange.

         (a) Subject to the requirements of Section 500 of the California Corporation Law, the Requisite Preferred B1 Holders and the Company may agree at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class B1 Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form of Exhibit D of the Purchase Agreement in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class B1 Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class B1 Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amount, to each Preferred B1 Holder an amount in cash equal to such Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection B shall be deemed to be a right of redemption subject to Section 402 of the California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class B1 Preferred Stock into Notes pursuant to this Section 7 of this subsection B, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 7 of this subsection B, so long as any Preferred B1 Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Class B1 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class B1 Preferred Stock.

         (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class B1 Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection B and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection
B. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred B1 Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in the Notes from and after the relevant Exchange Date.

C.  Class C1 Preferred Stock.
    ------------------------

         1. Definitions. As used in this subsection C of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

         "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

         "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

         "Board" means the Board of Directors of the Company.

         "Class A Preferred Stock" means the Class A Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class B Preferred Stock" means the Class B Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class C Preferred Stock" means the Class C Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

         "Dividend Reference Date" has the meaning ascribed to it in Section C.2(c).

         "Exchange Triggering Date" means December 31, 1999.

         "Liquidation" means, subject to the provisions of Section 3(b) of this subsection C, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

         "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection C.

         "Maturity Date" means, with respect to any Class C1 Preferred Stock or Notes issued in exchange for Class C1 Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005.

         "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection C.

         "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

         "Original Cost" means, with respect to any share of Class C1 Preferred Stock, $1,000.

         "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

         "Preferred C1 Holders" means holders of Class C1 Preferred Stock.

         "Preferred Shareholder Agreement" shall mean the Preferred Shareholder Agreement, dated as of February 17, 1999, between the Company and the Holder (as defined therein).

         "Preferred Stock" means, collectively, the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and Voting Preferred Stock.

         "Purchase Agreement" means the Securities Purchase Agreement dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

         "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

         "Redemption Price" has the meaning ascribed to it in Section C.5(a) of this Determination of Preferred Stock.

         "Requisite Preferred C1 Holders" means the holders of a majority of the then outstanding shares of Class C1 Preferred Stock.

         "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock voting together as a group.

         "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

         "Voting  Preferred  Stock"  means  the  Voting  Preferred  Stock of the
Company.

         "Warrant" has the meaning given to such term in the Purchase Agreement.

         2.  Dividends.

         (a) The Preferred C1 Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:


                                                            Rate Per
         Period                                              Annum
         ------                                             --------
Until June 30, 2000....................................       9.0%
July 1, 2000 to June 30, 2001..........................      11.0%
July 1, 2001 to June 30, 2002..........................      12.0%
July 1, 2002 to June 30, 2003..........................      13.0%
July 1, 2003 to June 30, 2004..........................      14.0%
July 1, 2004 to June 30, 2005..........................      15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock (which shall rank on a par with the Class C1 Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class C1 Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

         (b) Such dividends shall accrue with respect to each share of Class C1 Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class C1 Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment, except as otherwise approved by the Requisite Preferred C1 Holders.

         (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class C1 Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the

Class C1 Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

         3.  Liquidation.

         (a) In the event of any Liquidation of the Company, the Preferred C1 Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of Voting Preferred Stock and any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class C1 Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class C1
Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class C1 Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class C1 Preferred Stock and the holders of shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class D Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Class C1 Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection C, unless the Requisite Preferred C1 Holders vote otherwise. The amount deemed distributed to the holders of Class C1 Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.

         4.  Voting Rights.

         (a) Except as required by law and pursuant to  paragraphs  (b), (c) and
(d) below, the Preferred C1 Holders shall not be entitled to vote.

         (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred C1 Holders:

                  (i) in any manner authorize, issue or sell any shares of Class C1 Preferred Stock other than as contemplated by the Purchase Agreement or this Determination of Preferred Stock;

                  (ii) reclassify, cancel or in any manner alter or change the designations, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class C1 Preferred Stock;

                  (iii) amend, repeal or modify any provision of this subsection C of this Determination of Preferred Stock; or

                  (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred C1 Holders.

         (c)(i) The Company hereby covenants that the Requisite Preferred C1 Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred C1 Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred C1 Holders are then entitled to designate less the number of such nominees as are then members of the Board.

                  (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

                  (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

         (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

                  (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

                  (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

                  (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

                  (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

                  (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

                  (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

                  (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

                  (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

                  (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

                  (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

                  (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

                  (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.

         5.  Redemption.

         (a) Subject to the Company having funds legally available for such purpose, the Company, on the Maturity Date shall have the option of redeeming all the shares of outstanding Class C1 Preferred Stock for cash as described in
Section 5(d) - (h) below. If the Company does not redeem such shares on the Maturity Date, the Company shall pay full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class C1

Preferred Stock to the Maturity Date and, immediately thereafter, each share of Class C1 Preferred Stock shall automatically be converted into one share of Class D Preferred Stock. The per share redemption price at which shares of Class C1 Preferred Stock are to be redeemed pursuant to this Section 5(a) of this subsection C1 shall be equal to the Liquidation Value (the "Redemption Price").

         (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.

         (c) In addition to the Company's obligations as set forth in Sections 5(a) and (b), of this subsection C, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class C1 Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection C shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection C, so long as any Preferred C1 Holder remains a Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Class C1 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class C1 Preferred Stock.

         (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection C (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class C1 Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

         (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection C shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred C1 Holders, at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

         (f) At any time on or after the Redemption Date, the Preferred C1 Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class C1 Preferred Stock to be redeemed.

         (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection C shall be paid in cash.

         (h) Any shares of Class C1 Preferred Stock which are redeemed or otherwise acquired by the Company shall be canceled and shall not be reissued, sold or transferred as Class C1 Preferred Stock and the Board shall reduce the number of authorized shares of Class C1 Preferred Stock by the number of shares so redeemed or otherwise acquired.

         6.  Maturity Default.

         (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

                  (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

                  (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

                  (iii) the  Company  fails to  comply  with the  provisions  of
         Section 7.2(g)(iv) of the Purchase Agreement.

         (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

         (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

         7.  Exchange.

         (a) Subject to the provisions of Section 500 of California Corporation Law, the Requisite Preferred C1 Holders and the Company may agree at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class C1 Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form attached to the Purchase Agreement as Exhibit D, in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class C1 Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class C1 Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amount, to each Preferred C1 Holder an amount in cash equal to the Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection C shall be deemed to be a right of redemption subject to Section 402 of the California

Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class C1 Preferred Stock into Notes pursuant to this Section 7 of this subsection C, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 7 of this subsection C, so long as any Preferred C1 Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Class C1 Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class C1 Preferred Stock.

         (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class C1 Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection C above and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection C. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred C1 Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in the Notes from and after the relevant Exchange Date.


D.  Class D Preferred Stock.
    -----------------------

         1. Definitions. As used in this subsection D of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

         "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

         "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

         "Board" means the Board of Directors of the Company.

         "Class A Preferred Stock" means the Class A Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class B Preferred Stock" means the Class B Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class C Preferred Stock" means the Class C Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

         "Dividend Reference Date" has the meaning ascribed to it in Section D.2(c).

         "Exchange Triggering Date" means December 31, 1999.

         "Liquidation" means, subject to the provisions of Section 3(b) of this subsection D, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

         "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection D.

         "Maturity Date" means, with respect to any Class D Preferred Stock or Notes issued in exchange for Class D Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005 (the "Calendar Maturity Date").

         "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection D.

         "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

         "Original Cost" means, with respect to any share of Class D Preferred Stock, $1,000.

         "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

         "Preferred D Holders" means holders of Class D Preferred Stock.

         "Preferred Stock" means, collectively, the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and Voting Preferred Stock.

         "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

         "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 40.0% Rate per Annum would be increased to a 45% Rate per Annum) until such dividends are paid in full in cash.

         "Redemption Price" has the meaning ascribed to it in Section D.5(b) of this Determination of Preferred Stock.

         "Requisite Preferred D Holders" means the holders representing a majority of the then outstanding shares of Class D Preferred Stock.

         "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock voting together as a group.

         "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

         "Voting  Preferred  Stock"  means  the  Voting  Preferred  Stock of the
Company.

         "Warrant" has the meaning given to such term in the Purchase Agreement.


         2.  Dividends.

         (a) The Preferred D Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum of 40.0% (subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class D Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock and Class C1 Preferred Stock (which shall rank on a par with the Class D Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class D Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

         (b) Such dividends shall accrue with respect to each share of Class D Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class D Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment or as otherwise approved by the Requisite Preferred D Holders.

         (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class D Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the Class D Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.


         3.  Liquidation.

         (a) In the event of any Liquidation of the Company, the Preferred D Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of Voting Preferred Stock and any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class D Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class D Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class D Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class D Preferred Stock and the holders of shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Class D Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection D, unless the Requisite Preferred D Holders vote otherwise. The amount deemed distributed to the holders of Class D Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.


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


         4.  Voting Rights.

         (a) Except as required by law and pursuant to  paragraphs  (b), (c) and
(d) below, the Preferred D Holders shall not be entitled to vote.

         (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred D Holders:

                  (i) in any manner authorize, issue or sell any shares of Class D Preferred Stock other than as contemplated by the Purchase Agreement or this Determination of Preferred Stock;

                  (ii) reclassify, cancel or in any manner alter or change the designations, preferences, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class D Preferred Stock;

                  (iii) amend, repeal or modify any provision of this subsection D of this Determination of Preferred Stock; or

                  (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred D Holders.

         (c)(i) The Company hereby covenants that the Requisite Preferred D Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred D Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred D Holders are then entitled to designate less the number of such nominees as are then members of the Board.

                  (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

                  (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

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


         (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

                  (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

                  (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

                  (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

                  (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

                  (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

                  (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

                  (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

                  (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

                  (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

                  (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

                  (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

                  (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.


         5.  Redemption.

         (a) [Intentionally Deleted.]

         (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price. The per share redemption price at which shares of Class D Preferred Stock are to be redeemed pursuant to this Section 5(b) of this subsection D shall be equal to the Liquidation Value (the "Redemption Price").

         (c) In addition to the Company's mandatory redemption obligations as set forth in Section 5(b) of this subsection D, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class D Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection D shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection D, so long as any Preferred D Holder remains a Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Class D Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class D Preferred Stock.

         (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection D (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class D Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

         (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection D shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred D Holders, at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

         (f) At any time on or after the Redemption Date, the Preferred D Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class D Preferred Stock to be redeemed.

         (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection D shall be paid in cash.

         (h) Any shares of Class D Preferred Stock which are redeemed or otherwise acquired by the Company shall be canceled and shall not be reissued, sold or transferred as Class D Preferred Stock and the Board shall reduce the number of authorized shares of Class D Preferred Stock by the number of shares so redeemed or otherwise acquired.


         6.  Maturity Default.

         (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

                  (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

                  (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

                  (iii) the  Company  fails to  comply  with the  provisions  of
         Section 7.2(g)(iv) of the Purchase Agreement.

         (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

         (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.


         7.  Exchange.

         (a) Subject to the requirements of Section 500 of the California Corporation Law, the Requisite Preferred D Holders and the Company may agree at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class D Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form attached as Exhibit D to the Purchase Agreement in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class D Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class D

Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amounts, to each Preferred D Holder an amount in cash equal to such Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection D shall be deemed to be a right of redemption subject to Section 402 of the California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class D Preferred Stock into Notes pursuant to this Section 7 of this subsection D, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 7 of this subsection D, so long as any Preferred D Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Class D Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Class D Preferred Stock.

         (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class D Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection D above and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection
D. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred D Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in Notes from and after the relevant Exchange Date.



                                            /s/ Douglas J. Tullio
                                            --------------------------------
                                            Douglas J. Tullio
                                            President



                                            /s/ Jeffrey J. Dunnigan
                                            --------------------------------
                                            Jeffrey J. Dunnigan
                                            Secretary

         We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge. Executed at Santa Ana, California, on February __, 1999.


                                            /s/ Douglas J. Tullio
                                            --------------------------------
                                            Douglas J. Tullio
                                            President



                                            /s/ Jeffrey J. Dunnigan
                                            --------------------------------
                                            Jeffrey J. Dunnigan
                                            Secretary